Exhibit 99.7

SHF’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

References in this section to “we,” “us,” or “our” refer to SHF. References to “management” refer to our officers and board of managers. The following discussion and analysis of our financial performance and results of operations should be read in conjunction with our condensed consolidated financial statements.

Forward Looking Statements

All statements other than statements of historical facts contained in this report, including statements regarding future operations, are forward-looking statements. In some cases, forward-looking statements may be identified by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “expect,” “objective,” “plan,” “potential,” “seek,” “grow,” “target,” “if,” and similar expressions intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations, objectives, and financial needs.

Overview

Founded in 2015 by PCCU (please see “Business Reorganization” below for a description of SHF’s organization), SHF’s mission is to ~~support the growth and acceptance of the~~ provide access to reliable and compliant financial services for the legal cannabis industry ~~as a beneficial component of our society~~. Through that mission and as an early leader with over seven years of experience, SHF is a leading provider of access to reliable and compliance driven banking, lending and other financial services to ~~cannabis related businesses and~~ financial institutions ~~servicing the~~ desiring to provide those services to the cannabis industry.

Through our proprietary platform and on a multi-state level, SHF provides ~~cannabis operators and ancillary business~~ access to the following banking related services through PCCU and other financial institutions:

●	Business checking and savings accounts

●	Cash management accounts

●	Savings and investment options

●	Commercial lending

●	Courier services (via third party relationships)

●	Remote deposit services

●	Automated Clearing House (ACH) payments and origination

●	Wire payments

Our services allow ~~our customers~~ CRBs to obtain services from financial institutions that allow them to run their business more efficiently and effectively with improved financial insight into their business and access to resources to help them grow. Due to limited availability of payment and other banking solutions ~~in~~ for the cannabis industry, most ~~business~~ businesses transact with high volumes of cash. Our ~~platform allows for~~ fintech platform benefits CRBs and financial institutions by providing CRBs with access to financial institutions and financial institutions access to increased deposits with the comfort of knowing that those deposits have been compliantly monitored and validated. By facilitating the daily deposits of cash receipts ~~reducing~~ between CRBs and financial institutions, the risks associated with high cash on hand are mitigated, creating a safer atmosphere for the CRB’s employees and the financial institutions at which the deposit accounts are held. Because SHF is not a financial institution, ~~customers and the surrounding communities~~SHF does not hold customer deposits. All deposit accounts are held by SHF’s financial institution clients and all transmissions of funds to and from deposit accounts are handled directly by the financial institutions.

In an industry with limited capital and financing options, we offer ~~loans~~ access to loan options at what we believe to be competitive rates often with less punitive terms than the current industry average. ~~Current~~ Our financial institution clients offer loan options ~~include~~ including senior secured debt and operating lines of debt ~~and are provided across all cannabis industry verticals including: i) cultivation, ii) processing, iii) retail, iv) consumer brands and v) single and multi-state operators. We also provide~~ . Collateral types include real estate, equipment, and other business assets. We also provide access to lending options ~~to~~ for ancillary ~~cannabis~~ service ~~and payment~~ providers serving the cannabis industry as these ~~business~~ businesses also can have difficulty finding reliable financial services.

To ensure ~~our customers receive~~ access to consistent and dependable banking access to CRBs, we provide our compliance, validation and monitoring services to financial institutions in a compliance driven environment ensuring strict adherence to the Bank Secrecy Act/FinCEN ~~guidelines~~ guidance and related anti money laundering provisions. Since inception ~~and while~~ , SHF has assisted PCCU in processing more than $12 billion in cannabis related funds and, ~~the Company~~ through its relationship with PCCU and other financial institutions, SHF has successfully navigated 16 state and federal banking exams.

~~With our~~ In strategically selected geographic areas, SHF licenses to other financial institutions its proprietary software and Safe Harbor Program (the “Program”) ~~and on a select basis, we allow other financial institutions~~ to provide ~~effective and profitable~~ compliance-related services to ~~the cannabis industry~~CRBs. As part of the Program, we provide the following to financial institutions interested in ~~banking~~ licensing the Program to assist in compliant cannabis banking:

●	Initial customer due diligence – Know Your Customer

●	Customer application management

●	Program management support

●	Compliance monitoring

●	Regulatory exam assistance

Business Reorganization

SHF is the result of Carved-Out Operations (as defined below) of PCCU, a Colorado based credit union. The predecessor to SHF, Eagle Legacy Services, PLLC d/b/a Safe Harbor Services (“SHS” or “~~OldCo~~Oldco”), was established as a limited liability company, acting as a credit union service organization in accordance with applicable laws, in order to provide financial, lending and operational services primarily to the cannabis industry and cannabis related businesses (“CRBs”). SHS was a wholly owned subsidiary of PCCU. In addition to ~~SHS~~SHF, the Carved-Out Operations consist of certain Credit Union branches (the “Branches”) of PCCU and SHF.

~~During the fourth quarter of~~ As the business began to scale in 2020, PCCU created two new entities: ~~Safe Harbor Financial~~ SHF Holding Co, LLC (“Holdco”), an interim holding company that is directly wholly owned by PCCU , and SHF, an operating entity wholly owned by Holdco. PCCU’s Board of Directors approved the contribution of certain assets and operating activities associated with operations from both the Branches and Oldco to Holdco. Holdco then contributed the same assets and related operations to SHF with PCCU’s investment in SHF maintained at the Holdco level (the “reorganization”). The reorganization effectively occurred July 1, 2021. In conjunction with the reorganization, all Branches’ employees and certain PCCU employees were terminated from PCCU and hired as SHF employees. Collectively, SHS, the Branches and SHF represent the “Carved-Out Operations.” After the reorganization, SHF contains the entirety of the Carved-Out Operations and ~~OldCo~~ Oldco was dissolved. SHF does business as Safe Harbor Financial.

Effective July 1, 2021, SHF entered into an Account Servicing Agreement with PCCU~~. SHF shall provide services as per the agreement to CRB accounts at PCCU. In addition to providing the services, SHF shall assume the costs associated with the CRB~~ , which governed the fees paid by PCCU to SHF for the services provided by SHF until this agreement was amended as described below. Through the Account Servicing Agreement, SHF provided compliance, validation and monitoring services, and facilitates other financial services offered by PCCU to its CRB deposit accounts held and controlled by PCCU. SHF assumed the responsibility for the expenses associated with the services it provided. These costs include employees to manage customer onboarding and compliance, rent and office expense, insurance and other operating expenses necessary to service these accounts. Under the agreement, PCCU ~~agrees to pay~~ paid to SHF all revenue generated from ~~CRB~~ these accounts. Amounts due to SHF ~~are~~ were due monthly in arrears and upon receipt of invoice. The agreement ~~is~~ was for an initial term of 3 years from the effective date~~. It shall renew~~ and renewed thereafter for 1-year terms until either SHF or PCCU ~~provide~~ provided sixty days prior written notice. Pursuant to this agreement, SHF reported revenue of $1,628,090 and $3,168,243 for the three months ended March 31, 2022 and for the period July 1, 2021 to December 31, 2021, respectively.

Effective July 1, 2021, SHF entered into a Support Services Agreement with PCCU, which governed the fees paid by SHF to PCCU for the services provided by PCCU until this agreement was amended as described below. In exchange for hosting the ~~depository~~ deposit accounts and the related loans and providing certain infrastructure support, PCCU ~~receives (and~~ received from SHF ~~pays)~~ a monthly fee per ~~depository account~~deposit account. In addition, 25% of any investment income associated with CRB deposits was paid to PCCU. The respective duties and obligations as per the agreement commenced on the effective date and ~~continue~~ continued unless terminated by either SHF or PCCU upon giving sixty days prior written notice. Pursuant to this agreement, SHF reported expense of $83,808 and $190,908 for the three months ended March 31, 2022 and for the period July 1, 2021 to December 31, 2021.

Pursuant to the Purchase Agreement, ~~the Company~~ SHF entered into amended ~~services~~ agreements with PCCU under similar terms as the July 2021 agreements. In addition, and in conjunction with the Purchase Agreement, SHF and PCCU entered into a Loan Servicing Agreement. These agreements are intended to reflect that SHF now bears the substantial expenses (i.e., employees, training and technology) resulting from taking on the account onboarding, validation and monitoring functions that PCCU would otherwise have borne directly.

Significant terms of the Amended and Restated Account Servicing Agreement and Amended and Restated Support Services Agreement are as follows:

●	Pursuant to the Amended and Restated Account Servicing Agreement, SHF’s fees for such services will equal all cannabis-related income, including all lending-related income (such as loan origination fees, interest income on CRB-related loans, participation fees and servicing fees), investment income, interest income, account activity fees, processing fees, flat fees, and other revenue generated from cannabis and multi-state hemp accounts that are hosted on PCCU’s core system. The Amended and Restated Account Servicing Agreement is for an initial term of three years and will renew for additional one-year terms unless a party provides 120 days’ notice of non-renewal, provided that PCCU may not provide notice of non-renewal until 30 months following the signing date. The Amended and Restated Account Servicing Agreement initially provided that the agreement would terminate within 60 days of SHF no longer qualifying as a “credit union service organization” (a “CUSO”) or within 60 days of the assumption by a third party of all CRB-related accounts; however, on May 23, 2022, SHF and PCCU entered into the Second Amended and Restated Account Servicing Agreement, which ~~agreement amended and restated the Amended and Restated Account Servicing Agreement to remove~~ removed the provision providing for the termination of the agreement within 60 days of SHF no longer qualifying as a ~~“credit union service organization,”~~ CUSO, as SHF will cease to qualify as a CUSO following the closing of the Business Combination.

●	Pursuant to the Amended and Restated Support Services Agreement, PCCU will continue to provide to SHF certain operational and administrative services relating to, among other things, human resources, employee benefits, IT and systems, accounting and marketing and capacity for CRB depository accounts for a monthly fee equal to $30.96 per account in 2022 and $25.32 per account in 2023 and 2024. In addition, as it pertains to CRB deposits held at PCCU, investment and interest income earned on these deposits (excluding interest income on loans funded by PCCU) will be shared 25% to PCCU and 75% to SHF. SHF will also reimburse PCCU for any of its out-of-pocket expenses relating to the services provided to SHF. Finally, under the Amended and Restated Support Services Agreement, PCCU will continue to allow its ratio of CRB-related deposits to total assets to equal at least 65% unless otherwise dictated by regulatory, regulator or policy requirements. The Amended and Restated Support Services Agreement has the same term and termination provisions as the Amended and Restated Account Servicing Agreement, including a provision providing for the termination of the agreement within 60 days of SHF no longer qualifying as a “credit union service organization.” On May 23, 2022, SHF and PCCU entered into the Second Amended and Restated Support Services Agreement, which ~~agreement amended and restated the Amended and Restated Support Services Agreement to remove~~ removed the provision providing for the termination of the agreement within 60 days of SHF no longer qualifying as a ~~“credit union service organization,”~~ CUSO, as SHF will cease to qualify as a CUSO following the closing of the Business Combination.

Effective February 11, 2022, SHF entered into a Loan Servicing Agreement with PCCU. The agreement sets forth the application, underwriting and approval process for loans from PCCU to CRB customers and the loan servicing and monitoring responsibilities provided by both PCCU and SHF. ~~PCCU will receive~~ For the loans subject to this agreement, SHF originates the loans and performs all compliance analysis, credit analysis of the potential borrower, due diligence and underwriting and all administration, including hiring and incurring the costs of all related personnel or third-party vendors necessary to perform these services. PCCU receives a monthly servicing fee at ~~the~~ an annual rate of 0.25% of the then-outstanding principal balance of each loan funded by PCCU. Under the Loan Servicing Agreement, SHF has agreed to indemnify PCCU from all claims related ~~to SHF’s cannabis-related business, including but not limited~~ to default-related loan losses as defined in the Loan Servicing Agreement. The agreement is for an initial term of three years and will renew for additional one-year terms unless a party provides 120 days’ notice of non-renewal or there is a termination for cause, provided that PCCU may not provide notice of non-renewal until 30 months following the signing date.

~~SHF’s loan~~ The SHF lending services program currently depends on PCCU as ~~SHF’s~~ its largest funding source for new loans to CRBs. Under PCCU’s loan policy for loans to CRBs, PCCU’s board of directors has approved aggregate lending limits at the lessor of 1.3125 times PCCU’s net worth or 65% of total CRB deposits. Concentration limits for the deployment of loans are further categorized as (i) real estate secured, (ii) construction, (iii) unsecured and (iv) mixed collateral with each category limited to a percentage of PCCU’s net worth. In addition, loans to any one borrower or group of associated borrowers are limited by applicable National Credit Union Association (“NCUA”) regulations to the greater of $100,000 or 15% of PCCU’s net worth.

Purchase Agreement and Public Company Costs

On February 11, 2021, SHF entered into the Purchase Agreement with the Company, and assuming a favorable vote of the Company’s stockholders and SHF’s managers and satisfaction or waiver of all other closing conditions, the Company will purchase all of the issued and outstanding membership interests of SHF in exchange for an aggregate of $185,000,000, consisting of (i) 11,386,139 shares of the Company’s Class A Stock with an aggregate value equal to $115,000,000 and (ii) $70,000,000 in cash paid to the Seller. At the closing, the Company will deposit 1,831,683 shares of the Class A Stock with an escrow agent to be held in escrow for a period of 12 months following the closing to satisfy potential indemnification claims of the parties

The Company will amend and restate its Amended and Restated Certificate of Incorporation in the form of the Second Amended and Restated Certificate of Incorporation included in this proxy statement as Annex B to, among other matters: (a) change its name to “SHF Holdings Inc.,” or such other name as mutually agreed to by the parties to the Purchase Agreement; (b) expand the board of directors to seven individuals divided into three classes; and (c) remove and change certain provisions in the existing Amended and Restated Certificate of Incorporation related to the Company’s status as a blank check company. Additionally, each then-outstanding share of Class B Stock of the Company will be converted into one share of Class A Stock.

SHF will be deemed the accounting predecessor and the post-combination company will be the successor SEC registrant, which means that SHF’s financial statements for previous periods will be disclosed in the post-combination company’s future periodic reports filed with the SEC.

While the legal acquirer in the Purchase Agreement is the Company, for financial accounting and reporting purposes under U.S. GAAP, the Company will be the accounting acquirer and the transaction will be accounted for as a “reverse recapitalization.” A reverse recapitalization does not result in a new basis of accounting, and the financial statements of the post-combination company represent the continuation of the financial statements of SHF in many respects. Under this method of accounting, the Company will be treated as the “acquired” company for financial reporting purposes. For accounting purposes, SHF will be deemed to be the accounting acquirer in the Business Combination and, consequently, the Business Combination will be treated as a recapitalization of SHF (i.e., a capital transaction involving the issuance of stock by the Company for the stock of SHF). Accordingly, the consolidated assets, liabilities, and results of operations of SHF will become the historical financial statements of the post-combination company, and the Company’s assets, liabilities and results of operations will be consolidated with SHF’s beginning on the acquisition date. Operations prior to the closing of the merger will be presented as those of SHF’s in future reports. The net assets of the Company will be recognized at historical cost (which is expected to be consistent with carrying value), with no goodwill or other intangible assets recorded. The most significant change in the post-combination company’s future reported financial position and results are expected to be an estimated decrease in cash (as compared to SHF’s consolidated balance sheet at March 31, 2022) of approximately $6.1 million assuming 85.7% of the Company’s public stockholders elect to have their shares redeemed, or an estimated increase in cash of approximately $94.4 million, assuming no stockholder redemptions.

As a consequence of the Business Combination, SHF will become the successor to an SEC-registered and Nasdaq-listed company which requires SHF to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. SHF expects to incur additional annual expenses as a public company for, among other things, directors’ and officers’ liability insurance, director fees and additional internal and external accounting and legal and administrative resources, including increased audit and legal fees. See the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” for the estimated impact of these additional expenses following closing of the Business Combination. We expect to incur approximately $0.1 million to $0.2 million in additional costs prior to closing of the Business Combination, which are not direct costs of the transaction but rather public company readiness costs and thus will be expensed to operating expense during the first and second quarters of 2022.

Key Metrics

In addition to the measures presented in our consolidated financial statements, our management regularly monitors certain measures in the operation of our business. These key metrics are discussed below.

Earnings Before Interest Taxes Depreciation and Amortization (EBITDA) and Adjusted EBITDA

To provide investors with additional information regarding our financial results, we have disclosed EBITDA and Adjusted EBITDA, both of which are non-GAAP financial measures that we calculate as net loss before taxes and depreciation and amortization expense in the case of EBITDA and further adjusted to exclude non-cash, unusual and/or infrequent costs in the case of Adjusted EBITDA. Below we have provided a reconciliation of net loss (the most directly comparable GAAP financial measure) to EBITDA and from EBITDA to Adjusted EBITDA.

We present EBITDA and Adjusted EBITDA because these metrics are a key measure used by our management to evaluate our operating performance, generate future operating plans, and make strategic decisions regarding the allocation of investment capacity. Accordingly, we believe that EBITDA and Adjusted EBITDA provide useful information to investors and others in understanding and evaluating our operating results in the same manner as our management.

EBITDA and Adjusted EBITDA have limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are as follows:

●	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and both EBITDA and Adjusted EBITDA do not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

●	EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, our working capital needs; and

●	EBITDA and Adjusted EBITDA do not reflect tax payments that may represent a reduction in cash available to us.

Because of these limitations, you should consider EBITDA and Adjusted EBITDA alongside other financial performance measures, including net loss and our other GAAP results.

A reconciliation of net loss to non-GAAP EBITDA and Adjusted EBITDA is as follows:

	Three Months Ended March 31,
	2022	2021
Net income	$501,600	$888,404
Interest expense	—	—
Depreciation and amortization expense	817	445
Taxes	—	—
EBITDA	502,417	888,849
Other adjustments – loan loss provision/indemnity expense	68,190	5,102
Adjusted EBITDA	$570,607	$893,951

	Year Ended December 31,
	2021	2020
Net income	$3,286,887	$5,115,306
Interest expense	—	2,511
Depreciation and amortization expense	1,921	5,859
Taxes	—	—
EBITDA	3,288,808	5,123,676
Other adjustments – loan loss provision	1,399	13,342
Adjusted EBITDA	$3,290,207	$5,137,018

The decrease in our income on an EBITDA and Adjusted EBITDA basis is due to decreased revenue and increased operating expenses, as discussed under “— Discussion of our Results of Operations” below. Other adjustments include estimated future loan losses not yet realized including amounts indemnified to PCCU for shares funded by them. Effective February 2022, SHF entered into a Loan Servicing Agreement with PCCU, pursuant to which SHF has agreed to indemnify PCCU for claims associated with CRB activities including any loan default related losses for loans funded by PCCU.

Other Metrics

For our business operations, we monitor the following key metrics.

Total account balances, number of accounts and average account balances

Our lending capacity is dependent on the size of our managed deposit base and number of active accounts. In addition, fees are generated based on open accounts and account activity. We monitor account activity including deposits, withdrawals and ending account balance daily. Total account balances represent the balance of ~~customer~~ onboarded and monitored deposits on hand at financial institution ~~partners~~ clients at period end. Average account balance represents the total account balance divided by the number of accounts at the period end.

Account fees per average active accounts managed

Currently a significant amount of our fees is generated from account openings, active accounts and account activity. As a result, we monitor account openings and closings on a daily, weekly and monthly basis. We strive to meet the appropriate balance between depository balances and fees and therefore review account fees per number of active accounts managed.

Three Months Ended March 31,		2022	2021	Change ($)	Change (%)
Average monthly ending deposit balance	(1)	$141,842,007	$172,369,321	$(30,527,314)	(17.7)%
Account fees	(2)	$1,466,868	$1,495,544	$(28,676)	(1.9)%
Average active accounts	(3)	581	510	71	13.9%

Average account balance	(4)	$244,134	$337,979	$(93,845)	(27.8)%
Average fees per account	(4)	$2,525	$2,932	$(407)	(13.9)%

Year Ended December 31,		2021	2020	Change ($)	Change (%)
Average monthly ending deposit balance	(1)	$180,462,421	$142,540,545	$37,921,876	27%
Annual account fees	(2)	$6,039,358	$6,868,275	$(828,917)	(12)%
Average active accounts	(3)	535	526	9	2%

Average account balance	(4)	$337,313	$270,990	$66,323	24%
Average fees per account	(4)	$11,289	$13,058	$(1,769)	(14)%

(1)	Represents the average of monthly ending account balances
(2)	Reported account activity fee revenue
(3)	Represents the average of monthly ending active accounts
(4)	Refer to the below section – Discussion of Results of our Operations for additional discussion of trends.

While the average number of accounts increased for the three months ended March 31, 2022 as compared to the three months ended March 31, 2021, the average account size and account fees decreased as we experienced some churn of larger clients replaced by smaller business. We expect this trend to shift as we lead with our lending program typically requiring borrowers to place deposits with financial institutions with which we have relationships.

SHF’s lending operations are considered early stage, as it began its focused efforts on expanding its lending in 2021. We are focused on enhancing and growing our lending platform. Incremental lending key metrics will be monitored as this portion of our business grows in volume. Metrics will include average loan balance, average life to repayment, average effective interest rate and loan status, amongst others.

Components of our Results of Operations

Revenue

SHF generates ~~both~~ interest ~~income~~ and fee income through providing a variety of ~~financial~~ services to PCCU to facilitate its banking services to CRBs including, among other things, Bank Secrecy Act and other regulatory compliance and reporting, onboarding, responding to account inquiries, responding to customer service inquiries relating to CRB ~~depository~~ deposit accounts held at ~~partner~~ financial ~~institutions~~institution clients, and sourcing and ~~managing~~ originating loans. In addition, ~~the Company~~ SHF provides these similar services and outsourced support ~~on a white label basis~~ to other financial institutions providing banking to the cannabis industry. These services are provided under the Safe Harbor Master Program Agreement.

Operating expenses

Operating expenses consist of compensation and benefits, professional services, rent expense, parent allocations, provisions for loan losses and indemnity expense and other general and administrative expenses.

Compensation and benefits consist of employee wages and associated benefits while professional services consist of legal and general and accounting fees.

Professional services expense includes legal, accounting and other consulting expense.

PCCU allocations include corporate allocations such as information technology, customer support, marketing, executive compensation and other general and administrative expenses are attributed to the Carved-Out Operations based on the size of the specifically identifiable CRB’s deposit balances, deposit activity and accounts relative to the totals of the consolidated PCCU. These allocations were discontinued effective July 1, 2021 in conjunction with the business reorganization.

SHF reports a provision for loan losses both as it relates to loans funded internally and those carried by PCCU or other financial institutions ~~including PCCU~~. SHF ~~typically~~ indemnifies ~~any financial institution partner for loans originated and serviced~~ PCCU for losses on loans to borrowers sourced by SHF and funded by ~~the partner~~PCCU. SHF anticipates comparable arrangements with other financial institutions that fund loans to borrowers sourced by SHF.

Other general and administrative expenses consist of various miscellaneous items including account hosting fees, insurance expense, travel meals and entertainment and other office and operating expense.

Discussion of our Results of Operations —2022 Compared to 2021

Revenue

Three Months Ended March 31,	2022	2021	Change ($)	Change (%)
Account fees	$1,466,868	$1,495,554	(28,686)	(1.9)%
Safe Harbor Program	43,020	154,995	(111,975)	(72.2)%
Investment income	93,986	78,011	15,975	20.5%
Loan interest income	67,236	21,721	45,515	209.5%
Total Revenue	$1,671,110	$1,750,281	(79,171)	(4.5)%

Account fee income consists of deposit account fees, activity fees and onboarding income. Historically, SHF has ~~charged~~ received from PCCU fees based on cannabis related deposit account activity. During 2021, we reduced our fee percentage for cannabis specific accounts in order to ensure we were competitive with the market. During January 2022, we implemented a flat fee for certain CRB accounts based on historical and anticipated deposit levels. In addition, we ~~charge~~ receive a flat fee and lower rates for ancillary accounts~~. Ancillary~~ , which are accounts are provided to businesses servicing the cannabis industry in general but that do not ~~process~~ manufacture, possess, distribute or transport cannabis. ~~Our mix~~ The ratio of ancillary accounts to cannabis specific accounts increased during 2021.

SHF ~~provides~~ licenses similar account services and outsourced support ~~on a white label basis~~ to other financial institutions providing banking to the cannabis industry. These services are provided under the Safe Harbor Master Program Agreement. Revenue ~~has~~ from the licensing of this program has intentionally decreased as we strategically narrow the financial institutions ~~and states we allow under this program and instead focus on servicing CRBs directly~~permitted to license the program.

Investment income increased as a result of recent Federal Reserve interest rate increases.

Loan interest income has increased as SHF increases its focus on providing lending services. At the end of 2020, SHF serviced two loans as compared to four at the end of ~~2022~~2021. In addition, for the three months ended March 31, 2022, SHF ~~originated~~ sourced three incremental loans funded by PCCU under the Loan Servicing Agreement. SHF anticipates significantly increasing its loan ~~activity~~ services during 2022 with approximately $37.0 million of SHF originated loans in underwriting as of June 8, 2022.

Operating expenses

As discussed in the Business Reorganization section above, PCCU allocations were discontinued effective July 1, ~~2022~~ 2021 and SHF entered into both an account servicing agreement and support service agreement. There is no impact on revenue as a result of implementing these agreements.

Three Months Ended March 31,	2022	2021	Change ($)	Change (%)
Compensation and employee benefits	$722,525	$508,641	213,884	42%
Professional services	130,816	24,657	106,159	431%
Rent expense	25,025	14,800	10,225	69%
Parent allocations	—	281,126	(281,126)	(100)%
Provision for loan losses	68,190	5,102	63,088	1,237%
General and administrative expenses	222,954	27,551	195,403	709%
Total Operating Expenses	$1,169,510	$861,877	307,633	36%

Compensation and employee benefits increased primarily as a result of Sundie Seefried, our CEO, and one of our Vice ~~President’s~~ Presidents resigning from PCCU effective July 1, 2021 and beginning employment at SHF the same date. Prior to the July 1, 2021 reorganization a portion of their costs would have been included in the Parent allocations. Amounts also increased as SHF increased head count in conjunction with anticipated growth.

Professional services expense increased primarily due to audit fees incurred during 2021 and increased consulting fees as we increase our lending activity.

~~PCCU~~ Parent allocations decreased to zero as they were discontinued in conjunction with the reorganization discussed in the Business Reorganization section above.

General and administrative expenses increased across various categories including: i) approximately $84,000 in account and hosting fees as a result of the discussed reorganization, ii) approximately $82,000 in increased advertising and marketing as we focus on growth and iii) $60,000 in incremental expense as we prepare to be a public company

Proforma Summary Financial Statements

As discussed in the Business Reorganization section above, parent allocations were discontinued effective July 1, 2022 and SHF entered into both an account servicing agreement and support service agreement with PCCU. Had the effect of these agreements been applied to period prior to July 1, 2021, we estimate the following impact to the summary financial statements:

Three Months Ended		2022			2021
March 31,		Reported	Adj	Adjusted	Reported	Adj	Adjusted
Revenue	(1)	$1,671,110	$—	$1,671,110	$1,750,281	$—	$1,750,281
Operating expense	(2)	1,169,510	—	1,169,510	861,887	35,664	897,541
Net income		$501,600	$—	$501,600	$888,403	$(35,664)	$852,740

(1)	The reported financial statements include all CRB account related revenue. As a result, no adjustment is necessary for revenue

(2)	Adjustments to operating expense include the removal of corporate allocations and the inclusion of fees under the new Services Agreements including i) per account hosting fee, (ii) 25% shared investment income fee and (iii) loan servicing fee equal to 25 basis points of the average outstanding loan principal balance. In the audited financial statements, no loans were held at PCCU subject to the loan servicing fee. In addition, as corporate allocations were removed we included an adjustment for the PCCU CEO base salary prior to July 1, 2021 plus a 30% benefit charge as this individual became the SHF CEO effective July 1, 2021. The 30% benefit charge is consistent with the historical experience of SHF.

Discussion of our Results of Operations — 2021 Compared to 2020

Revenue

Year Ended December 31,	2021	2020	Change ($)	Change (%)
Account fees	$6,039,358	$6,868,275	(828,917)	(12)%
Safe Harbor Program	478,041	573,309	(95,268)	(17)%
Investment income	376,918	559,415	(182,497)	(33)%
Loan interest income	102,961	25,280	77,681	307%
Miscellaneous income	8,301	11,859	(3,558)	(30)%
Total Revenue	$7,005,579	$8,038,138	(1,032,559)	(13)%

Account fee income consists of deposit account fees, activity fees and onboarding income. Historically SHF has ~~charged~~ received fees based on cannabis related deposit account activity at PCCU. During 2021, we reduced our fee percentage for cannabis specific accounts in order to ensure we were competitive with the market. During January 2022, we implemented a flat fee for certain CRB accounts based on historical and anticipated deposit levels. In addition, we ~~charge~~ receive a flat fee and lower rates for ancillary accounts~~. Ancillary~~ , which are accounts are provided to businesses servicing the cannabis industry in general but that do not ~~process~~ manufacture, possess, distribute or transport cannabis. ~~Our mix~~ The ratio of ancillary accounts to cannabis specific accounts increased during 2021.

SHF provides similar account services and outsourced support ~~on a white label basis~~ to other financial institutions providing banking to the cannabis industry. These services are provided under the Safe Harbor Master Program Agreement. Revenue has decreased as we narrow the financial institutions and states we allow under this program and instead focus on servicing CRBs directly.

Investment income declined as a result of a lower interest rate environment for all of 2021 coupled with a risk reduced investment portfolio given the uncertain environment relating to the COVID-19 pandemic.

Loan interest income has increased from 2021 to 2020 as SHF increases its focus on lending. At the end of 2020, SHF serviced two loans as compared to four at the end of 2021. SHF anticipates significantly increasing its loan ~~activity~~ services during 2022 with approximately $37.0 million in potential loans in underwriting as of June 8, 2022.

Operating expenses

As discussed in the Business Reorganization section above, PCCU allocations were discontinued effective July 1, 2022 and SHF entered into both an account servicing agreement and support service agreement. There is no impact on revenue as a result of implementing these agreements.

Year Ended December 31,	2021	2020	Change ($)	Change (%)
Compensation and employee benefits	$2,135,243	$1,729,190	406,053	23%
Professional services	292,143	124,071	168,072	135%
Rent expense	73,482	71,382	2,100	3%
Parent allocations	648,533	840,142	(191,609)	(23)%
Provision for loan losses	1,399	13,342	(11,943)	(90)%
General and administrative expenses	567,892	142,194	425,698	299%
Total Operating Expenses	$3,718,692	$2,920,321	798,371	27%

Compensation and employee benefits increased primarily as a result of Sundie Seefried, our CEO, resigning as PCCU’s CEO effective July 1, 2021 and beginning employment at SHF the same date. Prior to the July 1, 2021 reorganization a portion of her costs would have been included in the ~~PCCU~~ Parent allocations. Amounts also increased as SHF increased head count in conjunction with anticipated growth.

Professional services expense increased primarily due to audit fees incurred during 2021 and increased consulting fees as we increase our lending activity.

~~PCCU~~ Parent allocations decreased as they were discontinued in conjunction with the reorganization discussed in the Business Reorganization section above.

General and administrative expenses increased across various categories including: i) approximately $190,000 in account and hosting fees as a result of the discussed reorganization, ii) approximately $65,000 in increased advertising and marketing as we focus on growth and iii) $150,000 associated with a legal settlement.

Proforma Summary Financial Statements

As discussed in the Business Reorganization section above, parent allocations were discontinued effective July 1, 2022 and SHF entered into both an account servicing agreement and support service agreement. Had the effect of these agreements been applied to period prior to July 1, 2021, we estimate the following impact to the summary financial statements:

Year Ended		2021			2020
December 31,		Reported	Adj	Adjusted	Reported	Adj	Adjusted
Revenue	(1)	$7,005,579	$—	$7,005,579	$8,038,138	$—	$8,038,138
Operating expense	(2)	3,718,692	(13,592)	3,705,100	2,920,321	41,240	2,961,561
Other expense		—	—	—	2,511	—	2,511
Net income		$3,286,887	$13,592	$3,300,479	$5,115,306	$(41,240)	$5,074,066

(1)	The reported financial statements include all CRB account related revenue. As a result no adjustment is necessary for revenue

(2)	Adjustments to operating expense include the removal of corporate allocations and the inclusion of fees under the new Services Agreements including i) per account hosting fee, (ii) 25% shared investment income fee and (iii) loan servicing fee equal to 25 basis points of the average outstanding loan principal balance. In the audited financial statements, no loans were held at PCCU subject to the loan servicing fee. In addition, as corporate allocations were removed we included an adjustment for the PCCU CEO base salary prior to July 1, 2021 plus a 30% benefit charge as this individual became the SHF CEO effective July 1, 2021. The 30% benefit charge is consistent with the historical experience of SHF.

Other expense

Consists of interest expense for loan from PCCU that was retired during 2020.

Financial Condition

Cash, cash equivalents, and restricted cash

Cash, cash equivalents, and restricted cash totaled $6,070,762, $5,495,905 and $3,001,363 as of March 31, 2022, December 31, 2021 and December 31, 2020, respectively.

Cash flows

As compared to the three months ended March 31, 2021, cash provided by operations decreased $592,243 to $506,454 for the three months ended March 31, 2022, mainly due to reduced net income from operations with an additional amount resulting from changes across operating assets and liabilities. See discussion under “— Discussion of our Results of Operations” above for more information.

As compared to the year ended December 31, 2020, cash provided by operations decreased $2,003,820 to $2,946,383 for the year ended December 31, 2021, mainly due to reduced net income from operations. See discussion under “— Discussion of our Results of Operations” above for more information.

Deferred revenue

Deferred revenue is primarily related to contract liabilities associated with Safe Harbor agreements. As of December 31, 2020, SHF reported a contract liability from contracts with customers of $20,620. As of December 31, 2021, SHF reported a contract asset and liability of $18,317 and $8,333, respectively. As of March 31, 2022, SHF reported a contract asset of $26,928.

Liquidity

SHF has reported working capital of $6,575,179, $5,922,023 and $3,065,905 at March 31, 2022, December 31, 2021 and December 31, 2020.

Pursuant to the Purchase Agreement, as long as the post combination business includes at least $5,000,000 in net tangible assets, PCCU is entitled to retain all cash on hand less current liabilities prior to July 31, 2021, which is approximately $3.1 million. The business combination assumes $70,000,000 cash payment to PCCU funded by $60,000,000 in PIPE capital with the residual assumed to be funded with non-redemptions of the existing public stockholders of the Company. Depending on redemptions, SHF will have access to additional funding at closing through the cash released, in excess of amounts necessary fund the cash portion of the transaction, from the Company’s trust account in accordance with the terms of the business combination. At this time, SHF is focused on completing the contemplated business combination which is subject to ~~approval of the Company’s stockholders and SHF’s sole member, the expiration of the waiting period under the HSR Act and other customary closing conditions~~satisfaction of the remaining conditions to closing. Regardless, our cash on hand and other capital sources including cash flow from operations will be sufficient to fund our operations for at least the following 12 months.

Critical Accounting Policies and Estimates

Our consolidated financial statements and accompanying notes are prepared in accordance with GAAP. Preparing consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses, as well as disclosure of contingent assets and liabilities. An appreciation of our critical accounting policies is necessary to understand our financial results. In some cases, we could reasonably use different accounting policies and estimates, and changes in our estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ materially from our estimates, and our financial condition or results of operations could be affected. We base our estimates on our experience and other assumptions that we believe are reasonable, and we evaluate these estimates on an ongoing basis. We refer to accounting estimates of this type as critical accounting policies and estimates, which we discuss further below.

Revenue recognition

SHF adopted Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC 606”). The core principle of ASC 606 requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which SHF expects to be entitled in exchange for those goods or services. ASC 606 defines a five-step process to achieve this core principle and, in doing so, it is possible more judgment and estimates may be required within the revenue recognition process than required under existing accounting principles generally accepted in the United States of America (“U.S. GAAP”) including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. SHF adopted ASC 606 for all applicable contracts using the modified retrospective method, which would have required a cumulative-effect adjustment, if any, as of the date of adoption. The adoption of ASC 606 did not have a material impact on SHF’s financial statements as of the date of adoption. As a result, a cumulative-effect adjustment was not required.

Revenue is recorded at a point in time when the performance obligation is satisfied, and no contingencies exist. Revenue consists primarily of fees earned on deposit accounts held at PCCU but serviced by SHF such as bank account charges, onboarding income, account activity fee income and other miscellaneous fees.

In addition, SHF recognizes revenue from the Master Program Agreement. The Master Program Agreement is a non-exclusive and non-transferable right to implement and utilize the Safe Harbor Program. The Safe Harbor Program has two performance obligations; an implementation fee recognized when the contract is effective and a service fee recognized ratable over the contract term as the compliance program is executed.

Lastly, SHF also records revenue for interest on loans and investment income allocated by PCCU based on specific customer balances.

Amounts received in advance of the service being provided is recorded as a liability under deferred revenue on the combined balance sheets. Typical Safe Harbor Program contracts are three-year contracts with amounts due monthly, quarterly or annually based on contract terms.

Customers consist of ~~Cannabis Related Businesses (“CRBs) and~~ financial institutions providing services to CRBs. Revenues are concentrated in the United States.

Allowance for loan losses

The allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. Management estimates the required allowance for loan losses balance using past loan loss experience, known and inherent risks in the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance for loan losses may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged-off. Loan losses are charged against the allowance for loan losses when ~~Management~~ management believes the uncollectibility of a loan balance is confirmed.

The allowance for loan losses consists of specific and general components. The specific component relates to loans that are individually classified as impaired or loans otherwise classified as substandard or doubtful. The general component covers non-classified loans and is based on historical loss experience adjusted for current factors.

Due to the nature of uncertainties related to any estimation process, Management’s estimate of loan losses inherent in the loan portfolio may change in the near term. However, the amount of the change that is reasonably possible cannot be estimated.

A loan is considered impaired when, based on current information and events, full payment under the loan terms is not expected. Impairment is generally evaluated in total for smaller-balance loans of similar nature such as a commercial loan and commercial lines of credit, but may be evaluated on an individual loan basis if deemed necessary. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan’s existing rate or at the fair value of collateral if repayment is expected solely from the collateral. ~~SHF’s policy for repossessing collateral is that when all other collection efforts have been exhausted, SHF enforces its first lien holder status and repossesses the collateral. SHF, via its partners, has access to the value associated with repossessed collateral. Repossessed collateral normally consists of residential real estate and other borrower operating assets.~~

The loans SHF intends to originate will be secured by various types of assets of the borrowers, including real property and certain personal property, including value associated with other assets to the extent permitted by applicable laws and the regulations governing the borrowers. The documents governing the loans also include a variety of provisions intended to provide remedies against the value associated with licenses. Collection procedures are designed to ensure that neither SHF nor its financial institution clients who provide funding for a loan, nor a third-party agent engaged to assist with the liquidation or foreclosure process, will take possession of cannabis inventory, cannabis paraphernalia, or other cannabis-related assets, nor will they take title to real estate used in cannabis-related businesses. Upon default of a loan, a third-party agent will be engaged to work with the borrower to have the borrower sell collateral securing the loan to a third party or to institute a foreclosure proceeding to have such collateral sold to generate funds towards the payoff of the loan. Applicable regulations under state law that govern CRBs generally do not permit the taking of title to real estate involved in commercial sales of cannabis, whether through foreclosure or otherwise, without prior regulatory approval. The sale of a license or other realization of the value of licenses also requires the approval of state and local regulatory authorities. A defaulted loan may also be sold if such a sale would yield higher proceeds or that a sale could be accomplished more quickly than a foreclosure proceeding while yielding proceeds comparable to what would be expected from a foreclosure sale. Such sale of the loan would be conducted through a third-party administrative agent. However, SHF can provide no assurances that a sale of such loans would be possible or that the sales price of such loans would be sufficient to recover the outstanding principal balance, accrued interest, and fees.

Indemnity liability

The indemnification component of the Loan Servicing Agreement is accounted for in accordance with ASC 450-20 Loss Contingencies. In determining the applicability of ASC 450-20, we considered that the agreement outlines a broad indemnification of all claims related to the cannabis-related business. The most immediate and potentially significant of these are potential default-related loan losses. In the lending industry, it is inherently anticipated future loan losses will result from currently issued debt. SHF’s indemnity obligation is subordinate to PCCU’s and other financial institution clients’ other means of collecting on the loans including ~~repossession of~~ foreclosure of the collateral, recourse against personal and/or corporate guarantors and other default remedies available in the loan agreements. Since borrowers are not party to the agreement between SHF and PCCU, any indemnity payments do not relieve borrowers of their obligation to PCCU nor would such payments preclude PCCU’s right to future recoveries from the debtor. Therefore, as defined in ASC 450-20, the indemnification clause represents a general loss contingency in that it is an existing condition, situation or set of circumstances involving uncertainty as to possible loss to the Company that will ultimately be resolved when one or more future events occur or fail to occur. SHF’s indemnity liability reflects SHF management’s estimate of probable loan losses inherent under the agreement at the balance sheet date. Management uses a disciplined process and methodology to establish the liability, and the estimates are sensitive to risk ratings assigned to individual loans covered by the agreement as well as economic assumptions driving the estimation model. Individual loan risk ratings are evaluated quarterly by SHF management based on each situation.

In addition to default-related loan losses, SHF continuously monitors all other circumstances pursuant to the agreement and identifies events that may necessitate a loss contingency under the Loan Servicing Agreement. A loss contingency is reported when it is both probable that a future event will confirm that a loss had been incurred on or before the related balance sheet date and the loss is reasonably estimable.

Emerging Growth Company Status

SHF is an emerging growth company (“EGC”), as defined in the JOBS Act. Under the JOBS Act, EGCs can delay adopting new or revised accounting standards issued until such time as those standards apply to private companies. In electing this relief, the JOBS Act does not preclude an EGC from adopting a new or revised accounting standard earlier than the time that such standard applies to private companies. SHF has elected to use this relief and will do so until the earlier of the date that it (a) is no longer an emerging growth company or (b) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. As a result of the elected JOBS Act relief, these combined and consolidated financial statements may not be comparable to companies that do not elect JOBS Act relief or choose to early adopt different accounting pronouncements than SHF.

Internal Control Over Financial Reporting

In connection with the audit of our financial statements for the year ended December 31, 2020, two material weaknesses were identified in our internal controls over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal controls over financial reporting such that there is a reasonable possibility that a material misstatement of SHF’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

One material weakness was identified related to a failure to complete an analysis of the accounting impact of ASC Topic 606, Revenue from Contracts with Customers particularly as it related to revenue recognition associated with our Safe Harbor Program revenue, and one material weakness was identified associated with our application of carve out accounting guidance and our failure to exclude certain specifically identifiable expenses from corporate allocations. We have implemented a plan to remediate these material weaknesses, through measures that include the following:

●	we are in process of hiring a Chief Financial Officer with public accounting and previous experience as a public company executive.

●	we are utilizing third-party consultants and specialists, to supplement our internal resources.

●	we have enhanced our reconciliation and review controls including review by our parent CFO.

With the implementation of this plan, the material weaknesses have been remediated for the year ended December 31, 2021. SHF’s principal financial and accounting officer has concluded that during the period covered by this report, our disclosure controls and procedures were effective at a reasonable assurance level and, accordingly, provided reasonable assurance that the information required to be disclosed by us in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

We have begun our implementation of Sarbanes-Oxley and we plan to continue to assess our internal controls and procedures and to take further action as necessary or appropriate to address any other matters we identify. See also the section titled “Risk Factors — Risks Related to New Safe Harbor’s Business Following the Business Combination.”

Related Party Relationships

Bridge loan

PCCU provided a 24-month bridge loan of $350,000 to SHF on January 1, 2019, at an interest rate of 3.75%. Principal and interest payments of $15,160 were due monthly in-arrears. The bridge loan was settled before its maturity date and had no outstanding balance on March 31, 2022, December 31, 2021 and 2020.

Corporate allocations

Corporate allocations include overhead expenses such as information technology, customer support, marketing, executive compensation and other general and administrative expenses that are attributed to the Branches proportionately based on the relative size of the specific identifiable customer deposits to the consolidated PCCU.

Account Servicing Agreement

Effective July 1, 2021, SHF entered into an Account Servicing Agreement with PCCU. SHF ~~shall provide~~ provides services as per the agreement to CRB accounts at PCCU. In addition to providing the services, SHF ~~shall assume~~ assumes the costs associated with the CRB accounts. These costs include employees to manage account onboarding, monitoring and compliance, rent and office expense, insurance and other operating expenses necessary to service these accounts. Under the agreement, PCCU agrees to pay SHF all revenue generated from CRB accounts. Amounts due to SHF are due monthly in arrears and upon receipt of invoice. The agreement is for an initial term of 3 years from the effective date. It shall renew thereafter for 1-year terms until either SHF or PCCU provide sixty days prior written notice. Pursuant to this agreement, SHF reported revenue of $1,628,090 and $3,168,243 for the three months ended March 31, 2022 and for the period July 1, 2021 to December 31, 2021, respectively.

As described elsewhere in this proxy statement, on February 11, 2022, SHF and PCCU entered into the Amended and Restated Account Servicing Agreement, pursuant to which SHF provides services including, among other things, Bank Secrecy Act compliance and reporting, onboarding, responding to account inquiries, and responding to customer service inquiries relating to accounts at PCCU held for cannabis-related businesses (“CRBs”). Pursuant to the Amended and Restated Account Servicing Agreement, SHF’s fees for such services will equal all cannabis-related income, including all lending-related income (such as loan origination fees, interest income on CRB-related loans, participation fees and servicing fees), investment income, interest income, account activity fees, processing fees, flat fees, and other revenue generated from cannabis and multi-state hemp accounts that are hosted on PCCU’s core system. The Amended and Restated Account Servicing Agreement is for an initial term of three years and will renew for additional one-year terms unless a party provides 120 days’ notice of non-renewal, provided that PCCU may not provide notice of non-renewal until 30 months following the signing date. The Amended and Restated Account Servicing Agreement initially provided that the agreement would terminate within 60 days of SHF no longer qualifying as a “credit union service organization” or within 60 days of the assumption by a third party of all CRB-related accounts; however, on May 23, 2022, SHF and PCCU entered into the Second Amended and Restated Account Servicing Agreement, which agreement amended and restated the Amended and Restated Account Servicing Agreement to remove the provision providing for the termination of the agreement within 60 days of SHF no longer qualifying as a “credit union service organization,” as SHF will cease to qualify as a CUSO following the closing of the Business Combination.

Support Services Agreement

Effective July 1, 2021, SHF entered into a Support Services Agreement with PCCU. In exchange for hosting the depository accounts and the related loans and providing certain infrastructure support, PCCU receives (and SHF pays) a monthly fee per depository account. In addition, 25% of any investment income associated with CRB deposits is paid to PCCU. The respective duties and obligations as per the agreement commenced on the effective date and continue unless terminated by either SHF or PCCU upon giving sixty days prior written notice. Pursuant to these agreements and as amended and restated on February 11, 2022, the Company reported expense of $83,808 for the three month period ended March 31, 2022 and $0 for the three month period ended March 31, 2021. SHF reported expense of $190,908 for the period July 1, 2021 to December 31, 2021, respectively.

As described elsewhere in this proxy statement, on February 11, 2022, SHF and PCCU entered into the Amended and Restated Support Services Agreement, pursuant to which PCCU will continue to provide to SHF certain operational and administrative services relating to, among other things, human resources, employee benefits, IT and systems, accounting and marketing for a monthly fee equal to $30.96 per account in 2022 and $25.32 per account in 2023 and 2024. In addition, as it pertains to CRB deposits held at PCCU, investment and interest income earned on these deposits (excluding interest income on loans funded by PCCU) will be shared 25% to PCCU and 75% to SHF. SHF will also reimburse PCCU for any of its out-of-pocket expenses relating to the services provided to SHF. The Amended and Restated Support Services Agreement also sets forth certain agreements of PCCU to limit bonus distributions to its members to $30,000,000 during any 12-month period following the effective date of the agreement and to allow its ratio of CRB-related deposits to total assets to equal at least 65% unless otherwise dictated by regulatory, regulator or policy requirements. The Amended and Restated Support Services Agreement has the same term and termination provisions as the Amended and Restated Account Servicing Agreement, including a provision providing for the termination of the agreement within 60 days of SHF no longer qualifying as a “credit union service organization.” On May 23, 2022, SHF and PCCU entered into the Second Amended and Restated Support Services Agreement, which agreement amended and restated the Amended and Restated Support Services Agreement to remove the provision providing for the termination of the agreement within 60 days of SHF no longer qualifying as a “credit union service organization,” as SHF will cease to qualify as a CUSO following the closing of the Business Combination.

Loan Servicing Agreement

Effective February 11, 2022, SHF entered into a Loan Servicing Agreement with PCCU. The agreement sets forth the application, underwriting and approval process for loans from PCCU to CRB customers and the loan servicing and monitoring responsibilities provided by both PCCU and SHF. PCCU will receive a monthly servicing fee at the annual rate of 0.25% of the then-outstanding principal balance of each loan funded by PCCU. For the loans that are subject to this agreement, SHF originates the loans and performs all compliance analysis, credit analysis of the potential borrower, due diligence and underwriting and all administration, including hiring and incurring the costs of all related personnel or third-party vendors necessary to perform these services. Under the Loan Servicing Agreement, SHF has agreed to indemnify PCCU from all claims related ~~to SHF’s cannabis-related business, including but not limited~~ to default-related loan losses as defined in the Loan Servicing Agreement. The agreement is for an initial term of three years and will renew for additional one-year terms unless a party provides 120 days’ notice of non-renewal or there is a termination for cause, provided that ~~the Parent~~ PCCU may not provide notice of non-renewal until 30 months following the signing date.

Pursuant to this agreement, the Company reported expenses of $1,373 for the three-month period ended March 31, 2022 and $0 for the three month period ended March 31, 2021.

Operating leases

Effective July 1, 2021, SHF entered into a gross lease with PCCU to lease space in its existing office at a monthly rent of $5,400. The term of this lease is for one year and unless terminated by either party automatically renews. SHF currently anticipates terminating the lease.